--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                        VIATEL HOLDING (BERMUDA) LIMITED
                       ----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                           --------------------------
                         (Title of Class of Securities)

                                    G93447103
                             ----------------------
                                 (CUSIP Number)

                                  JAMES PANELLA
                                 MORGAN STANLEY
                                  1585 BROADWAY
                                  NY, NY 10036
                               TEL: (212) 761-4682
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                OCTOBER 24, 2005
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].




                                   Page 1 of 10


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


CUSIP No. G93447103                   13D/A                         Page 2 of 10


-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Morgan Stanley
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                       7          SOLE VOTING POWER

                                                  -0-
                                      ------------------------------------------
         NUMBER OF SHARES              8          SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING
         PERSON                                   55,442,351(1)
         WITH (1)(SEE NOTE BELOW)     ------------------------------------------
                                       9          SOLE DISPOSITIVE POWER

                                                  -0-
                                      ------------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  55,442,351(1)
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              55,442,351(1)
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.9%(2)

----------------------

(1) The 55,442,351 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 53,913,481 Common Shares into which the $40,435,111 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 53,913,481 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

(2) With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 64,543,481 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 53,913,481 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103                   13D/A                         Page 3 of 10


--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Morgan Stanley & Co. Incorporated
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY                                                   [ ]
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*


              WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                       7          SOLE VOTING POWER

                                                  -0-
                                      ------------------------------------------
         NUMBER OF SHARES              8          SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING
         PERSON                                   55,442,351(3)
         WITH(3)(SEE NOTE BELOW)      ------------------------------------------
                                       9          SOLE DISPOSITIVE POWER

                                                  -0-
                                      ------------------------------------------
                                       10         SHARED DISPOSITIVE POWER

                                                  55,442,351(3)
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              55,442,351(3)
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.9%(4)


----------------------

(3) The 55,442,351 share number set forth above includes (a) the 1,528,870 Common Shares beneficially owned by the Reporting Person, plus (b) 53,913,481 Common Shares into which the $40,435,111 in aggregate principal amount of Notes beneficially owned by the Reporting Person may be converted. The exact number of Common Shares into which the Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 53,913,481 share number used above represents the maximum number of Common Shares that the Notes may be converted into pursuant to the terms of the Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Notes, which is $0.75).

(4) With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 64,543,481 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding

                                                            (footnote continued)

CUSIP No. G93447103                   13D/A                         Page 4 of 10


--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------



----------------------
(footnote continued)

         Common Shares amount reported by the Company in its Annual Report on Form 20-F for the 2004 fiscal year and (b) the 53,913,481 Common Shares issuable upon full conversion of the Notes beneficially owned by the Reporting Person.

CUSIP No. G93447103                   13D/A                         Page 5 of 10


                         AMENDMENT NO. 4 TO SCHEDULE 13D

         Reference is made to the Statement on Schedule 13D filed on February 9, 2004, as amended by Amendment No. 1 thereto filed on April 15, 2004, Amendment No. 2 thereto filed on April 23, 2004, and Amendment No. 3 thereto filed on June 23, 2005 (as amended, the "Schedule 13D"), on behalf of Morgan Stanley, a Delaware corporation ("MS"), and Morgan Stanley & Co. Incorporated, a Delaware corporation ("MS&Co.", together with MS, the "Reporting Persons"). All capitalized terms used without definition in this Amendment No. 4 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

         This Amendment No. 4 to the Schedule 13D amends the Schedule 13D as follows.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is hereby amended by replacing Schedules A and B with the Schedules A and B that are attached to this Amendment No. 4 to Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and supplemented by adding the following thereto:

         The source of the (pound)6,000,000 in funds to be used by MS&Co. to pay any demands under the Guarantee Facility more fully described in Item 4 below will be the working capital of MS.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended and supplemented by adding the following prior to the penultimate paragraph thereof:

         On October 21, 2005, VTL (UK) Limited ("VTL UK"), Viatel (Bermuda) Limited (the "Company"), Viatel Broadband Limited, Viatel Internet Limited, MS&Co. and the other lenders party thereto (together with MS&Co., the "Lenders") entered into a Guarantee Agreement (the "Guarantee Facility") that provides that, subject to the conditions in the Guarantee Facility, MS&Co. will enter into a guarantee (the "Guarantee") of VTL UK's obligations under a (pound)5,750,000 loan facility with Lloyds TSB Bank plc (the "Lloyds Facility"). If VTL UK does not repay principal amounts due under the Lloyds Facility on or before February 28, 2006, Lloyds TSB Bank plc can demand payment by MS&Co. under the Guarantee for any principal amount, interest, commissions, fees and other banking charges, costs and expenses due in accordance with the Lloyds Facility, up to (pound)6,000,000. If any demand is made under the Guarantee and VTL UK does not reimburse MS&Co. upon its request, VTL UK will pay interest at a rate of 14% per annum on the amount of the demand until VTL UK reimburses MS&Co. MS&Co.'s obligations under the Guarantee have been syndicated pursuant to the Guarantee Facility to MS&Co. and Varde Partners, Inc. The Guarantee Facility is attached hereto as Exhibit 14, the Guarantee is attached hereto as Exhibit 15, and the Lloyds Facility is attached hereto as Exhibit 16.

CUSIP No. G93447103                   13D/A                         Page 6 of 10

         In connection with the Guarantee Facility and the Lloyds Facility, the New Investors entered into an Amendment No. 1, Waiver and Consent (the "Amendment") with the Company pursuant to which the New Investors and the Company agreed that a $1,000,000 fee under the Guarantee Facility would be payable in the form of additional New Notes if any amount is ever drawn under the Guarantee. The Amendment is attached hereto as Exhibit 17.

         The Company has informed the Reporting Persons that it currently expects to seek refinancing of the New Investment and seek additional financing in late 2005 or early 2006. The Reporting Persons have advised the Company that they will consider providing such refinancing and/or additional financing. There can be no certainty that any such refinancing or additional financing will occur, and the Reporting Persons are under no obligation to provide such financing.

         Depending on prevailing market, economic and other conditions and subject to the terms of the agreements discussed above, the Reporting Persons may from time to time acquire additional securities of the Company or its subsidiaries, dispose of securities of the Company or its subsidiaries, convert debt securities into equity securities of the Company, engage in discussions with officers or directors of or other investors in the Company or its subsidiaries concerning financing or further acquisitions or dispositions of securities of the Company or its subsidiaries or otherwise invest in the Company or its subsidiaries. The Reporting Persons intend to review their investment in the Company and its subsidiaries on a continuing basis and, depending upon the price and availability of the Company's or its subsidiaries' securities, subsequent developments concerning the Company and its subsidiaries, the Company and its subsidiaries' business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or the subsidiaries, to convert their debt securities to equity securities of the Company, or to sell any or all of the securities of the Company and its subsidiaries that they hold. From time to time the Reporting Persons may engage in discussions with officers and directors of the Company or its subsidiaries concerning the foregoing.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 14:     Guarantee Agreement, dated October 21, 2005, by and among
                VTL UK, the Company, Viatel Broadband Limited, Viatel Internet Limited, MS&Co. and the lenders party thereto.

Exhibit 15: Guarantee, dated October 21, 2005, by and between MS&Co. and Lloyds TSB Bank plc.

Exhibit 16: (pound)5,750,000 Revolving Loan Facility, by and between VTL UK and Lloyds TSB Bank plc.

Exhibit 17: Amendment No. 1, Waiver and Consent, by and among the Company and the New Investors.

CUSIP No. G93447103                   13D/A                         Page 7 of 10

Exhibit 18:     Joint Filing Agreement.

CUSIP No. G93447103                   13D/A                         Page 8 of 10

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  October 24, 2005

                                               MORGAN STANLEY

                                               By: /s/ Dennine Bullard
                                                  ----------------------------
                                                  Name:  Dennine Bullard
                                                  Title: Authorized Signatory



                                               MORGAN STANLEY & CO. INCORPORATED

                                               By: /s/ Dennine Bullard
                                                  ----------------------------
                                                  Name:  Dennine Bullard
                                                  Title: Authorized Signatory

CUSIP No. G93447103                   13D/A                         Page 9 of 10

                                                                     SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 MORGAN STANLEY

        The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley ("MS") and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

NAME                        TITLE

John J. Mack                Chairman and CEO
Edward A. Brennan           Retired; former Chairman, President and CEO of
                            Sears, Roebuck and Co.
Roy J. Bostock              Chairman of the Partnership for a Drug Free America
Sir Howard J. Davies(1)     The Director, London School of Economics and
                            Political Science
C. Robert Kidder            Principal, Stonehenge Partners, Inc.
John W. Madigan             Retired; former Chairman of Tribune Company
Miles L. Marsh              Retired; former Chairman and CEO of Fort James
                            Corporation
Charles H. Noski            Retired; former Corporate Vice President, CFO and
                            director of Northrop Grumman Corporation
O. Griffith Sexton          Adjunct Professor of Finance at Columbia Business
                            School
Laura D'Andrea Tyson        Dean of the London Business School
Klaus Zumwinkel(2)          Chairman of the Board of Management, Deutsche Post
                            AG
Walid Chammah               Head of Investment Banking
Jonathan Chenevix-Trench    Chairman, European Management Committee
Zoe Cruz                    Acting President
Tom Daula                   Chief Risk Officer
Ray Harris                  Acting President and COO, Individual Investor Group
David Heleniak              Vice Chairman
Roger C. Hochschild         President and COO, Discover Financial Services
Jerker Johansson            Co-Head of Institutional Sales and Trading
Gary Lynch                  Chief Legal Officer
Alasdair Morrison           Chairman and CEO, Morgan Stanley Asia
David W. Nelms              Chairman and CEO, Discover Financial Services
Thomas Nides                Chief Administrative Officer and Secretary
Neal Shear                  Co-Head of Institutional Sales and Trading
David H. Sidwell            EVP and Chief Financial Officer
Cordell Spencer             Deputy Head of Investment Banking
Owen D. Thomas              Acting President and COO, Investment Management

1. Sir Howard Davies is an English citizen and not a United States citizen.
2. Klaus Zumwinkel is a German citizen and not a United States citizen.

CUSIP No. G93447103                   13D/A                        Page 10 of 10

                                                                      SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                        MORGAN STANLEY & CO. INCORPORATED

        The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated ("MS&Co.") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

NAME, BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION

Zoe Cruz                    Managing Director, President and CEO of MS&Co. and
                            Acting President of MS
John H. Faulkner            Managing Director, General Counsel and Secretary of
                            MS&Co.
David W. Heleniak           Managing Director of MS&Co., Vice Chairman of MS
R. Sheldon Johnson          Managing Director of MS&Co.
Robin Roger                 Managing Director of MS&Co.
Neal A. Shear               Managing Director of MS&Co. and Head of Worldwide
                            Fixed Income of MS
Cordell G. Spencer          Managing Director of MS&Co. and Co-Head of Worldwide
                            Investment Banking of MS


EXECUTIVE OFFICERS

Zoe Cruz                    Managing Director, President and CEO of MS&Co. and
                            Acting President of MS
Alexander C. Frank          Managing Director and CFO of MS&Co.
John H. Faulkner            Managing Director, General Counsel and Secretary of
                            MS&Co.
Alan Scheuer                Managing Director and Treasurer of MS&Co. and
                            Treasurer of MS
Robert G. Koppenol          Managing Director and Chief Compliance Officer of
                            MS&Co.